Domenico Scala Chief Financial Officer	Syngenta International AG Finance P.O. Box CH-4002 Basel Switzerland www.syngenta.com	Tel: +41-61 323 73 90 Fax: +41-61 323 85 98 domenico.scala@syngenta.com

VIA EDGAR SUBMISSION AND COURIER

Ms. Linda Cvrkel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
USA - Washington, D.C. 20549-7010

Basel, May 11, 2007

Re:	Syngenta AG
Form 20-F for the year ended December 31, 2006
Filed March 7, 2007
File No. 001--15152

Dear Ms. Cvrkel:

This letter is in response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated April 24, 2007 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 20-F of Syngenta AG (“Syngenta” or the “Company”) filed March 7, 2007 (the “Annual Report”).

Set forth below are responses to the Staff’s comments, as set forth in the Comment Letter.

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Form 20-F for the Fiscal Year Ended December 31, 2006

Item 5. Operating and Financial Review and Prospects, page 32
Results of Operations, page 35
- Crop Protection Operating Income, page 29
- Seeds Operating Income, page 40
- Reconciliation of Net Income excluding Restructuring and Impairment (non-GAAP measure) to net income (GAAP measure), page 61

Form 20-F for the year ended December 31, 2006 Filed March 7, 2007 File No. 001--15152	Date: Basel, May 11, 2007 Page: 2/6

1.
We believe the non-GAAP partial operating statement columnar format appearing throughout MD&A may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove such presentation in future filings, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

We respectfully submit that the columnar presentation in several parts of item 5, Operating and Financial Review and Prospects, showing sales, various cost categories and gross and operating income and the impact of restructuring and impairment on these categories, are not intended to present a non-GAAP operating statement or a set of financial statements based on non-GAAP measures.

Syngenta’s segmental results are set out in note 4 to the consolidated financial statements on pages F-29 to F-32. The columnar presentation included in item 5 shows in tabulated form the reconciliation of various GAAP measures of segmental performance and the non-GAAP measure in regular use by management to assess performance.

Syngenta believes that the individual non-GAAP measures shown in the columnar presentation are disclosed in compliance with item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, Question 8. The explanation for the use by management for the non-GAAP measures excluding restructuring and impairment is set out in Appendix A to item 5 and the investor is directed at this appendix in the opening Introduction paragraph to item 5. Restructuring and impairment has been a significant factor in Syngenta’s financial performance throughout the period covered by the review, but due to the project nature of such restructuring, the charges have been volatile. Syngenta believes that disclosing both the GAAP measures and certain non-GAAP measures excluding these charges provides a more thorough understanding of business performance.

Syngenta uses measures of financial performance excluding restructuring and impairment in internal reporting of financial performance and several of these measures are used in the incentive plans for Syngenta management and other employees.

In our view, the columnar presentation is a clear way of showing the reconciliation of the GAAP and non-GAAP measures, helps the understanding of the user and presents the GAAP measures at least as prominently as the non-GAAP measures. We propose in future filings to

Form 20-F for the year ended December 31, 2006 Filed March 7, 2007 File No. 001--15152	Date: Basel, May 11, 2007 Page: 3/6

continue with the columnar format but to mitigate concerns over misinterpretation of the nature of the information by making the following additional or revised disclosures:

a)	Revise the heading of the “Total” columns to “As reported under IFRS”
b)	Include within the title of the columns headed “Before Restructuring and Impairment” reference to these being non-GAAP measures.
c)
Footnote the table to indicate that the table does not represent an income statement prepared under IFRS and refer the user to the segmental information reported within the consolidated financial statements.

Including the above proposed amendments, Syngenta regards the columnar presentation as valuable additional information for the investor in line with measures in regular use by management.

2.
We also note the use of per share non-GAAP financial measures on page 61 and in the table of Selected Financial Data on page 3 (i.e. diluted earnings/(loss) per share from continuing operations, excluding restructuring and impairment). However, it does not appear that your current presentation of per share non-GAAP financial measures comply with the disclosure requirements outlined in Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, Question 10. Specifically, you are required to disclose how these measures are used by management; in what way they provide meaningful information to investors; and a reconciliation of the measure to the GAAP financial measure of earnings per share. Please confirm your understanding of this matter and that you will comply with such disclosure requirements in future filings.

Syngenta hereby confirms its understanding of the requirements of Item 10 and the views stated by the Division of Corporation Finance in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, Question 11 and that it will comply with the requirements in future filings.

We would note that Question 11 recognizes that certain non-GAAP per share measures may be meaningful from an operating viewpoint, subject to disclosures of how the measures are used by management, in what way they provide meaningful information to investors and a reconciliation of the measure to the GAAP financial measure of earnings per share. Syngenta included a reconciliation of the measure to the GAAP measure in Appendix A to Item 5, Operating and Financial Review and Prospects, pages 60-61, and included a description of why the non-GAAP measure was provided on page 60 and in footnote 2 on page 4. Syngenta believes that the presentation of the non-GAAP measure of earnings per share excluding restructuring and impairment, in addition to the GAAP measure, is important given the materiality and volatility of these charges over the period covered by the review to facilitate understanding of underlying performance. In addition, to avoid strategically important restructuring being deferred to achieve short term financial targets, part of the incentive plans for certain members of senior management are based on the non-GAAP measure of earnings

Form 20-F for the year ended December 31, 2006 Filed March 7, 2007 File No. 001--15152	Date: Basel, May 11, 2007 Page: 4/6

before restructuring and impairment. Finally, the estimated forecast earnings per share measure used by many of the financial market analysts following Syngenta show both the GAAP earnings per share and non-GAAP measures adjusted to exclude such restructuring (and other adjustments the analysts may deem appropriate). In next year’s 20-F, Syngenta will include more discussion of these and other factors that lead it to believe that the non-GAAP measure is important to investors and management.

Legal Proceedings, page 75

3.
In light of the numerous cases involving potential product or environmental liabilities, we believe your disclosures in note 34 should be revised to include more robust information concerning unasserted claims, time frames, material components of accruals and other relevant information as prescribed by SAB Topic 5.Y and SOP 96-1. Please revise future filings accordingly.

Syngenta agrees that in future filings it will include increased disclosures on product and environmental liabilities, including, for material provisions and material exposures not covered by provisions, significant assumptions underlying estimates, circumstances affecting the reliability and precision of loss estimates, indications of time frames and material components of accruals. As relevant, Syngenta proposes to include these disclosures in the consolidated financial statements within the "Critical accounting estimates" section in note 1 or in note 30, Commitments and contingencies. Where there is a GAAP difference between IFRS and US GAAP, additional disclosures will be included in note 34, Significant differences between IFRS and United States Generally Accepted Accounting Principles.

Financial Statements, page F-1
Additional US GAAP disclosures, Page F-102
Variable Interest Entities (VIE), page F-111

4.
Reference is made to your disclosure with respect to the limited partnership venture capital fund in which you have committed to invest $100 million. We note that under IFRS, in accordance with SIC-12, you consolidate the fund because the fund’s activities are conducted on behalf of Syngenta and Syngenta has the power to obtain the majority of the benefits arising from the fund. We also note that for US GAAP purposes, the fund is considered a VIE under FIN 46(R) and is accounted for under the equity method as the general partner is considered the primary beneficiary in accordance with EITF 04-5. In this regard, please provide us with your analysis which supports your conclusion and explain to us in greater detail why you believe your accounting treatment for such interest in the venture capital fund is appropriate given limited partnerships that are variable interest entities under FIN 46(R) are outside the scope of EITF No. 04-5.

Whilst Syngenta’s total investment commitment is US$100 million, only US$5 million had been invested by 31 December, 2006. This is 0.08% of non-current assets of US$ 6,270 million reported in Syngenta’s consolidated balance sheet in accordance with IFRS.

Form 20-F for the year ended December 31, 2006 Filed March 7, 2007 File No. 001--15152	Date: Basel, May 11, 2007 Page: 5/6

The venture capital fund is a limited partnership. Syngenta is a limited partner with 99% limited partnership interest and the other party the general partner with a 1% limited partnership interest. The partnership was set up for Syngenta, both to achieve investment gains and to help identify strategic partnering opportunities. Syngenta provides most of the capital and receives the largest share of the profits of the partnership. After an initial period, Syngenta has "kick-out" rights. Whilst several operational decisions require joint agreement, Syngenta has an overall majority of voting rights.

Under IAS 27 and interpretation SIC-12, Syngenta is considered to control the partnership and consolidates it fully.

Under US GAAP, during the initial period before "kick-out " rights apply,  Syngenta concluded, and is still of the opinion, that the partnership is a VIE as defined by FIN46( R ), based on the fact that residual profit sharing is in a different proportion to the voting rights, and the partnership is dependent on future capital inflows, principally from Syngenta, in order to continue its planned investment activity.

Syngenta further concluded that the general partner would be deemed to control the partnership and therefore be its primary beneficiary as it has majority control over operational investment decisions and Syngenta has no substantive kick-out rights at this time. Syngenta has, however, now re-evaluated this conclusion and now concludes that it is the primary beneficiary of the partnership due to its strategic influence and a quantitative assessment that Syngenta will absorb the majority of the partnership’s expected losses and residual returns.

Syngenta agrees that EITF No. 04-5 applies to limited partnerships that are not variable interest entities as defined by FIN 46(R) and thus, does not directly apply to this investment.

Syngenta will fully consolidate the partnership in its future filings for US GAAP purposes as well as IFRS. In the light of SEC staff comments, Syngenta also will delete the reference in note 34 to EITF 04-5. The effect of correcting these matters on Syngenta’s 2006 20-F filing is immaterial, because there is no difference between the US GAAP net income and equity presented in note 34 and the net income and equity which would be presented under the full consolidation method. There is an immaterial balance sheet presentation difference, because the US$5 million would be presented as available-for-sale equity securities within other non-current financial assets under the full consolidation method, whilst under the US GAAP accounting which Syngenta applied in its filing, the US$5 million would be presented as an equity method investment in a US GAAP consolidated balance sheet. To summarize, the IFRS and US GAAP accounting treatment would have been identical had the full consolidation method been used for US GAAP, but there was no reconciling difference between Syngenta’s IFRS accounting and the US GAAP accounting which Syngenta applied in its filing, as the difference had only an immaterial effect on balance sheet classification.

For the above reasons, we propose to revise the disclosure and accounting in our future filings. The disclosure would read as follows, unless there are any future events which would cause a further re-evaluation of the accounting treatment:

Form 20-F for the year ended December 31, 2006 Filed March 7, 2007 File No. 001--15152	Date: Basel, May 11, 2007 Page: 6/6

“Syngenta is the limited partner in a limited partnership venture capital fund in which it has committed to invest US$100 million, of which US$x million has been invested to date. The fund manager, LSP Bioventures Management B.V., is the general partner. Syngenta consolidates the partnership under both IFRS and US GAAP. For US GAAP, in accordance with FIN No. 46(R), the fund is considered to be a VIE and Syngenta is considered to be its primary beneficiary. The purpose of the fund is to complement Syngenta’s Research and Development program by allowing Syngenta to participate in the creation of new technologies and growth opportunities that are being developed externally to Syngenta. The general creditors of the fund have no recourse to Syngenta.”

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The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me (+41-61-323-7390), John Ramsay, Group Financial Controller (+41-61-323-5362), or James Halliwell, Head of Reporting (+41-61-323-7074), with any questions you may have with respect to the foregoing. Alternatively, during non-Swiss business hours, please feel free to contact Michael Kaplan (212-450-4111) or Jeffrey Pohlman (212-450-4078) of Davis Polk & Wardwell, Syngenta’s counsel, with respect to this letter. For any questions regarding our response to comment #4, please feel free to contact Eric Ohlund (+41-58-286-47-08) of Ernst & Young AG, Syngenta’s auditors.

Very truly yours,

/s/ Domenico Scala

Domenico Scala
Chief Financial Officer

cc:	Michael Pragnell
John Ramsay
James Halliwell
Syngenta AG

Michael Kaplan
Jeffrey Pohlman
Davis Polk & Wardwell

Eric Ohlund
Ernst & Young AG